UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d–100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

(Amendment No. 7)

MICROMET, INC.

(Name of Subject Company)

ARMSTRONG ACQUISITION CORP.

(Offeror)

AMGEN INC.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.00004 PAR VALUE

(Title of Class of Securities)

59509C105

(Cusip Number of Class of Securities)

David J. Scott, Esq.

Senior Vice President, General Counsel and Secretary

One Amgen Center Drive

Thousand Oaks, California 91320-1799

(805) 447-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to

Frank J. Aquila, Esq.

Eric M. Krautheimer, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,255,747,416	$143,908

*	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (a) $11.00, the tender offer price, by (b) the sum of (i) 92,375,454, the issued and outstanding shares of Micromet common stock, (ii) 14,017,356, the number of shares of Micromet common stock issuable by Micromet upon the exercise of outstanding stock options pursuant to Micromet’s stock option plans and (iii) 7,766,046, the number of shares of Micromet common stock issuable by Micromet upon the exercise of outstanding warrants. The foregoing share figures have been provided by the issuer to the offerors and are as of January 25, 2012, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0–11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by .0001146.

☒	Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$143,908	Filing Party:	Armstrong Acquisition Corp. and Amgen Inc.
Form or Registration No.:	Schedule TO	Date Filed:	February 2, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third–party tender offer subject to Rule 14d–1.
☐	issuer tender offer subject to Rule 13e–4.
☐	going–private transaction subject to Rule 13e–3
☒	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross–Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross–Border Third–Party Tender Offer)

This Amendment No. 7 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed by Amgen Inc., a Delaware corporation (“Amgen”), and Armstrong Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Amgen. The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.00004 per share (together with the associated preferred stock purchase rights, the “Shares”), of Micromet, Inc., a Delaware corporation (“Micromet”), at $11.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 2, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal, dated February 2, 2012, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in the Schedule TO.

This Amendment No. 7 is being filed to amend and supplement Items 1-11 as reflected below.

Items 1-11.

Items 1-11 of the Schedule TO are hereby amended and supplemented as follows:

The subsequent offering period for the Offer expired at 12:00 midnight, New York City time, at the end of Tuesday, March 6, 2012. The Depositary advised Amgen and Purchaser that as of the expiration of the subsequent offering period, 84,684,189 Shares had been validly tendered and not withdrawn in the initial offering period and the subsequent offering period, which tendered Shares represent approximately 88.34% of the outstanding Shares. Purchaser has accepted for payment and has paid or expects to promptly pay for all Shares validly tendered in the subsequent offering period. Purchaser had previously accepted for payment and paid for all Shares validly tendered in the initial offering period.

Purchaser intends to exercise the Top-Up Option to purchase additional Shares directly from Micromet for $11.00 per Share so that it holds at least 90% of the outstanding Shares following such exercise.

As the final step of the acquisition process, Amgen expects to effect a short-form merger under Delaware law as promptly as practicable pursuant to which Purchaser will be merged with and into Micromet, with Micromet continuing as the surviving corporation. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time will cease to be issued and outstanding and (other than Shares then owned by Amgen, Micromet or any of their wholly owned subsidiaries and Shares that are held by any stockholders who properly demand appraisal in connection with the Merger) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest, less any applicable withholding taxes.

Following the Merger, all Shares will be delisted and will cease to trade on the NASDAQ Stock Market.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)         Press Release issued by Amgen Inc. on March 7, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2012

AMGEN INC.

By:	/s/ David J. Scott
Name:	David J. Scott
Title:	Senior Vice President, General Counsel and Secretary

ARMSTRONG ACQUISITION CORP.

By:	/s/ David J. Scott
Name:	David J. Scott
Title:	Senior Vice President, General Counsel and Secretary